Filed by: Diana Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Genco Shipping & Trading Limited

Commission File No. 001-33393

June 17, 2026

On June 17, 2026, Diana Shipping Inc. issued the following press release.

DIANA SHIPPING INC. RAISES OFFER TO ACQUIRE GENCO SHIPPING & TRADING TO $27.34 PER SHARE COMPRISED OF $24.80 IN CASH AND ONE DIANA SHARE

Diana Shares Valued at $2.54 Per Share Based on Diana's Volume-Weighted Average Price for the 30 Days Ended on June 16, 2026

Revised Offer Reflects a 53% Premium to Genco's Undisturbed Share Price and a 6% Premium to NAV at Cyclically High Drybulk Asset Values at or Near 15-Year Highs

Provides Genco Shareholders Immediate Cash Certainty Plus Opportunity for Equity Participation in the Combined Company

Diana Requests That Genco Delay the Annual Meeting Currently Scheduled for June 18 to Allow the Board and Shareholders Time to Properly Evaluate the Increased Offer

CEO Semiramis Paliou and Other Diana Executives Intend to Maintain Their Existing Ownership Percentages in Diana Through Open Market Purchases Following Completion of the Transaction

Athens, Greece – June 17, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today announced that it has increased its offer to acquire all outstanding shares of Genco not already owned by Diana to a total implied value of $27.34 per share, comprised of $24.80 per share in cash plus one Diana share valued at $2.54 based on Diana's volume-weighted average price per share for the 30 days ended on June 16, 2026 (the "Revised Offer").

The Revised Offer represents compelling value for Genco shareholders at a moment of cyclically high drybulk asset values that are at or near 15-year highs, and implies:

•	A 53% premium to Genco's closing share price on November 21, 2025, the last trading day before Diana's initial acquisition proposal
•	A 6% premium to Genco's net asset value ("NAV") per share based on vessel valuations provided by VesselsValue
•	A 16% premium to Genco's closing share price of $23.51 on June 16, 2026

Diana also notes that the cash component of the Revised Offer remains fully financed with $1.433 billion in committed financing from six leading international banks with no financing condition.

In connection with the Revised Offer, Diana has formally requested that Genco delay its Annual Meeting currently scheduled for June 18, 2026, to allow the Genco Board and Genco shareholders sufficient time to properly evaluate the increased offer. The Revised Offer represents a materially enhanced value proposition for Genco shareholders, and Diana believes it is in the best interests of all shareholders that the Genco Board have an appropriate opportunity to consider it before the Annual Meeting proceeds.

Semiramis Paliou, Diana's Chief Executive Officer, commented:

"Since November 2025, we have submitted four increasingly compelling proposals to acquire Genco — the first three rejected by Genco's Board without engaging with us in any way. At a total implied value of $27.34 per share, our Revised Offer provides Genco shareholders a meaningful premium, immediate, certain cash value, and the opportunity to participate in the significant upside of a combined drybulk platform at a scale that neither company could achieve alone.

"The combination of Diana and Genco would create one of the largest and most capable drybulk operators in the world — a platform with greater fleet scale and flexibility, enhanced operating leverage, and expanded investor attention and trading liquidity. Genco shareholders can now retain exposure to the drybulk market through their Diana shares, while also receiving the certainty of $24.80 in cash today. We also believe that the increased scale and enhanced market profile of the combined company could result in a narrowing of Diana's current trading discount to NAV, providing Genco shareholders who receive Diana stock as part of the Revised Offer with meaningful additional upside beyond the implied value.

"Diana’s management team is strongly committed to the success of this transaction and to the long-term value of the combined company. As such, I and other executives intend to maintain our existing ownership percentages in Diana through open-market purchases of shares following completion of the transaction. Given this exceptional opportunity on the table, I urge the Genco Board to delay the Annual Meeting so that they and Genco shareholders have a proper opportunity to evaluate this offer on its merits. We remain eager and available to engage in good faith with the Board and their advisors."

The full text of Diana's letter to the Genco Board is set forth below:

June 17, 2026

Genco Shipping & Trading Limited

299 Park Avenue, 12th Floor

New York, NY 10171

Attention:

John Wobensmith

Chairman of the Board and Chief Executive Officer

and

Kathleen Haines

Lead Independent Director

Dear Mr. Wobensmith and Ms. Haines:

On behalf of Diana Shipping Inc. (“Diana”), we are submitting a further revised non-binding indicative proposal to acquire all of the issued and outstanding shares of common stock of Genco Shipping & Trading Limited (“Genco”) not currently owned by Diana. Under this revised proposal, Genco shareholders would receive $27.34 of value per Genco share, comprised of $24.80 in cash plus one share of common stock of Diana. The implied value of this revised proposal is based on the volume-weighted average price per Diana share for the 30 days ended on June 16, 2026 of $2.54.

Our revised proposal would provide Genco shareholders with compelling value at a moment of cyclically high drybulk asset values that are at or near 15-year highs. Specially, this revised proposal represents:

•	A 53% premium to Genco's closing share price on November 21, 2025, the last trading day before Diana's initial acquisition proposal;
•	A 6% premium to Genco's net asset value ("NAV") per share based on vessel valuations provided by VesselsValue; and
•	A 16% premium to Genco's closing share price of $23.51 on June 16, 2026.

The cash component of the revised proposal remains fully financed with $1.433 billion in committed financing from six leading international banks with no financing condition. As before, our revised offer is being made in partnership with Star Bulk Carriers Corp. (“Star Bulk”), but not conditioned on the completion of any transaction with Star Bulk.

Moreover, because this revised proposal reflects a meaningful premium to Genco’s NAV, it warrants immediate engagement by the Genco Board of Directors (the “Genco Board”) under the framework that you have articulated. We therefore request that the Genco Board delay the Annual Meeting of Genco Shareholders currently scheduled for June 18, 2026 to allow the Genco Board to engage with us and for Genco shareholders to have sufficient time to properly evaluate this revised proposal.

Diana has already completed extensive analysis of Genco’s publicly disclosed information and this proposal has the full support of Diana’s Board of Directors. As you know, we have retained DNB Carnegie as financial advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP and Seward & Kissel LLP as legal counsel. We and our advisors stand ready to immediately and constructively engage with Genco on the terms of this revised proposal.

Of course, this letter is a non-binding indication of our interest, and it does not create or impose any legal obligation on any party, and there will be no binding agreement between us or any commitment or obligation on either party with respect to this proposal or a possible transaction unless and until a definitive agreement is executed by Genco and Diana.

We firmly believe in our vision for a combination of our two companies, and we believe this proposal represents an unapparelled opportunity for Genco’s shareholders to obtain immediate liquidity at a substantial and compelling premium.

Yours Sincerely,

Semiramis Paliou

Director and Chief Executive Officer

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana or Star Bulk, as applicable, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana, Star Bulk or their respective management teams, which are other than statements of historical facts.

Diana and Star Bulk desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s or Star Bulk’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana or Star Bulk, as applicable, believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond their control, Diana or Star Bulk, as applicable, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with Diana’s tender offer to purchase all outstanding shares of Genco common stock (the “Offer”) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Star Bulk with, or furnished by Star Bulk to, the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Neither Diana nor Star Bulk undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying universal GOLD proxy card are available here and the supplement to Diana’s definitive proxy statement and updated accompanying GOLD universal proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ definitive proxy statement, and other proxy materials when filed, are available at no charge on the SEC’s website at www.sec.gov.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar and Paul Cornell; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Paul Cornell, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock.

Information Regarding the Revised Offer

On May 4, 2026, Diana commenced a tender offer, through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana increased the offer price from $23.50 per share in cash to $24.80 per share in cash. On June 17, 2026, Diana increased its Offer to reflect an implied value of $27.34 per Genco share comprised of $24.80 in cash and one Diana share with an implied value of $2.54 based on Diana's 30-day VWAP as of June 16, 2026. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the cash component of the offer price will be reduced by the amount payable per share. Diana intends to file with the SEC an amended tender offer statement on Schedule TO and a registration statement on Form F-4 reflecting the terms of its revised Offer. These materials, as may be amended from time to time, will contain important information, including the terms and conditions of the revised Offer. Shareholders of Genco are strongly advised to read Diana's amended tender offer statement, registration statement and other offer documents as they become available because they will contain important information regarding the revised offer. Diana's tender offer statement, offer to purchase and other offer documents, when filed, will be available at no charge on the SEC's website at www.sec.gov.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco's charter, (v) Diana's registration statement on Form F-4 being declared effective by the SEC, and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same consideration that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $24.80 per share in cash and one share of Diana. Importantly, shareholders who tender in the Offer may receive their consideration sooner than those whose shares are acquired in the second-step merger.

Revised Offer Documents will be mailed to Genco shareholders.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.